February 2, 2012

Ms. Sandra B. Hunter

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MTR Gaming Group, Inc.
Registration Statement on Form S-4 (File No. 333-178608)

Dear Ms. Hunter:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MTR Gaming Group, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Daylight Time, on February 3, 2012 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind Regards,

/s/ John W. Bittner, Jr.
John W. Bittner, Jr.
Executive Vice President and Chief Financial Officer

cc:  Deborah Ruosch Conrad, Milbank, Tweed, Hadley & McCloy